CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$16,239,000	$906.14

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated September 11, 2009 (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$16,239,000 Market Plus Notes due March 17, 2011 Linked to the iShares® MSCI Mexico Investable Market Index Fund Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing March 17, 2011†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on September 11, 2009 (the “pricing date”) and are expected to issue on or about September 16, 2009 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	iShares® MSCI Mexico Investable Market Index Fund (Bloomberg ticker symbol “EWW UP <Equity>”) (the “ETF”)

Minimum Coupon Percentage:	8.05%

Barrier Level:	70% x Initial Price

Payment at Maturity:

If the Closing Price of the ETF is equal to or greater than the Barrier Level on each day between the pricing date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the greater of (a) the Minimum Coupon Percentage and (b) the Reference Asset Return. Accordingly, if the Closing Price of the ETF is equal to or greater than the Barrier Level on each day between the pricing date and the final valuation date, inclusive, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x the greater of (a) Minimum Coupon Percentage and (b) Reference Asset Return]

If the Closing Price of the ETF is below the Barrier Level on any day between the pricing date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the Reference Asset Return. Accordingly, if the Closing Price of the ETF is below the Barrier Level on any day between the pricing date and the final valuation date, inclusive, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x Reference Asset Return)]

You may lose some or all of your principal if you invest in the Notes. If the Closing Price of the ETF is below the Barrier Level on any day between the pricing date to the final valuation date, inclusive, your Notes will be fully exposed to any declines in the price of the ETF and you may lose some or all of your investment at maturity.

Reference Asset Return:	The performance of the ETF from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	44.53, the closing price of the ETF on the pricing date.

Final Price:	The closing price of the ETF on the final valuation date.

Closing Price:	The closing price of the ETF as described under “Reference Assets—Exchange-Traded Funds—Special Calculation Provisions” in the prospectus supplement.

Final Valuation Date:	March 14, 2011†

Maturity Date:	March 17, 2011†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JC92 and US06739JC921

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.25%	98.75%
Total	$16,239,000	$202,987.50	$16,036,012.50

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of 1.25%, is 98.75%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the ETF?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on the initial price of USD 44.53. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price (USD)	Reference Asset Return	Payment at Maturity	Total Return on Notes -barrier level was not breached	Payment at Maturity	Total Return on Notes -barrier level was breached
89.06	100.00%	$2,000.00	100.00%	$2,000.00	100.00%
84.61	90.00%	$1,900.00	90.00%	$1,900.00	90.00%
80.15	80.00%	$1,800.00	80.00%	$1,800.00	80.00%
75.70	70.00%	$1,700.00	70.00%	$1,700.00	70.00%
71.25	60.00%	$1,600.00	60.00%	$1,600.00	60.00%
66.80	50.00%	$1,500.00	50.00%	$1,500.00	50.00%
62.34	40.00%	$1,400.00	40.00%	$1,400.00	40.00%
57.89	30.00%	$1,300.00	30.00%	$1,300.00	30.00%
53.44	20.00%	$1,200.00	20.00%	$1,200.00	20.00%
48.98	10.00%	$1,100.00	10.00%	$1,100.00	10.00%
48.11	8.05%	$1,080.50	8.05%	$1,080.50	8.05%
46.76	5.00%	$1,080.50	8.05%	$1,050.00	5.00%
45.09	1.25%	$1,080.50	8.05%	$1,012.50	1.25%
44.53	0.00%	$1,080.50	8.05%	$1,000.00	0.00%
42.30	-5.00%	$1,080.50	8.05%	$950.00	-5.00%
40.08	-10.00%	$1,080.50	8.05%	$900.00	-10.00%
37.85	-15.00%	$1,080.50	8.05%	$850.00	-15.00%
35.62	-20.00%	$1,080.50	8.05%	$800.00	-20.00%
31.17	-30.00%	$1,080.50	8.05%	$700.00	-30.00%
26.72	-40.00%	N/A	N/A	$600.00	-40.00%
22.27	-50.00%	N/A	N/A	$500.00	-50.00%
17.81	-60.00%	N/A	N/A	$400.00	-60.00%
13.36	-70.00%	N/A	N/A	$300.00	-70.00%
8.91	-80.00%	N/A	N/A	$200.00	-80.00%
4.45	-90.00%	N/A	N/A	$100.00	-90.00%
0.00	-100.00%	N/A	N/A	$0.00	-100.00%

PS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of the ETF was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the price of the ETF increases from an initial price of 44.53 to a final price of 53.44.

Because the closing price of the ETF was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the Reference Asset Return of 20% is greater than the minimum coupon percentage, the investor receives a payment at maturity of $1,200 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 20%) = $1,200

The total return on the investment of the Notes is 20%.

Example 2: The closing price of the ETF was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the price of the ETF decreases from the initial price of 44.53 to a final price of 40.08.

Because the closing price of the ETF was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the Reference Asset Return of -10% is less than the minimum coupon percentage, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 8.05%) = $1,080.50

The total return of the investment of the Notes is 8.05%.

Example 3: The closing price of the ETF was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the price of the ETF increases from the initial price of 44.53 to a final price of 46.76.

Because the closing price of the ETF was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050.00

The total return on the investment of the Notes is 5%.

Example 4: The closing price of the ETF was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the price of the ETF decreases from the initial price of 44.53 to a final price of 40.08.

Because the closing price of the ETF was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x -10%) = $900

The total return on the investment of the Notes is -10%.

Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment at maturity and the final price are subject to adjustment as described in the following sections:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” with respect to the reference asset; and

PS–3

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Exchange-Traded Fund—Share Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns, to the extent the closing price of the ETF never goes below the barrier level on any day between the pricing date and the final valuation date, inclusive, by entitling you to a return equal to the greater of the minimum coupon percentage and the Reference Asset Return. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the Reference Asset Return but only to the extent that the closing price is never below the barrier level on any day between the pricing date and the final valuation date, inclusive.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. Subject to the discussion of Section 1260 below, if your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

It is possible that the purchase and ownership of the Notes could be treated as a “constructive ownership transaction” with respect to the ETF that is subject to the rules of Section 1260 of the Internal Revenue Code. However, whether Section 1260 should apply to your Notes is unclear since the Notes have a return profile that differs from the return profile of the ETF (e.g., they will be principal protected if the Closing Price of the ETF is not below the Barrier Level on any day between the pricing date and the final valuation date). If your Notes were subject to the constructive ownership rules, any long-term capital gain that you realized upon maturity of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeded the amount of long-term capital gain that you would have realized had you purchased the actual shares of the ETF on the date that you purchased your Notes and sold such shares on the maturity date of the Notes (e.g., gain attributable solely to the fact that the Notes may pay the Minimum Coupon Percentage). Because application of the constructive ownership rules is unclear, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

PS–4

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the ETF. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the Reference Asset Return is positive or negative. If the closing price declines below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, your investment will be fully exposed to any decline in the reference asset and you may lose up to 100% of your initial investment.

•

Exposure to Fluctuations in Foreign Exchange Rates—The value of the Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the component stocks of the MSCI Mexico Investable Market IndexSM, the underlying index of the ETF (the “Underlying Index”) are denominated. Therefore, if the applicable currencies depreciate relative to the U.S. dollar over the term of the Notes, you may lose money even if the local currency value of the component stocks of the Underlying Index goes up.

•

Non-U.S. Securities Markets Risks—The stocks included in the Underlying Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Underlying Index, which may have an adverse effect on the Notes. Also, the public availability of information concerning the issuers of stocks included in the Underlying Index will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the stocks included in the Underlying Index may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•

Risks associated with Emerging Markets—An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of the ETF does not fully replicate the performance of the Underlying Index, and the ETF may hold securities not included in the Underlying Index. The value of the ETF to which your Notes is linked is subject to:

•

Management risk. This is the risk that Barclays Global Fund Advisors’s investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•

The ETF May Underperform the Underlying Index—The performance of the ETF may not replicate the performance of, and may underperform, the Underlying Index. Unlike the Underlying Index, the ETF will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the ETF, differences in trading hours between the ETF and the Underlying Index or due to other circumstances. Because the return on your Notes is linked to the performance of the ETF and not the Underlying Index, the return on your securities may be less than that of an alternative investment linked directly to the Underlying Index.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the ETF would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

PS–5

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the ETF on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the ETF, the Underlying Index and securities comprising the Underlying Index;

•	the time to maturity of the Notes;

•	the market price and dividend rate on the component stocks of the Underlying Index;

•	interest and yield rates in the market generally and in the markets of the component stocks of the Underlying Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and currencies in which the stocks underlying the ETF are denominated;

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION RELATING TO THE ETF

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Exchange-Traded Funds—Reference Asset Investment Company and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “’40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act or the ’40 Act by the company issuing the ETF can be located by reference to the ETF SEC file number specified below.

The summary information below regarding the company issuing the ETF comes from the issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the ETF with the SEC. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Description of the ETF

According to publicly available information, iShares® MSCI Mexico Investable Market Index Fund (the “ETF”) is an exchange-traded fund. Shares of the fund are listed and trade at market prices on NYSE Arca, Inc.

The ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Mexico Investable Market IndexSM (the “Underlying Index”). The Underlying Index consists of stocks traded primarily on the Mexican Stock Exchange. As of September 30, 2008, the Underlying Index’s three largest industries were telecommunication services, materials and food, beverage and tobacco.

Barclays Global Fund Advisors (the “Adviser”) serves as the investment adviser for each iShares fund. On June 16, 2009, Barclays PLC, the ultimate parent company of the Adviser, accepted a binding offer and entered into an agreement to sell its interests in the Adviser and certain affiliated companies to BlackRock, Inc. (the “BlackRock Transaction”). The BlackRock Transaction is subject to certain regulatory approvals, as well as other conditions to closing.

Information provided to or filed with the Commission by the ETF pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file number 811-09102.

PS–6

Historical Information

The following graph sets forth the historical performance of the ETF based on the daily closing price from January 7, 2002 through September 11, 2009. The closing price of the ETF on September 11, 2009 was 44.53.

We obtained the closing prices of the ETF below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final valuation date. We cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $12.50 per $1,000 principal amount Note.

Conflicts of Interest

Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, this offering is being conducted in compliance with the provisions of Rule 2720. Barclays Capital Inc. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

PS–7